Exhibit 99.3

FINAL

CYXTERA TO MERGE WITH PUBLICLY-LISTED STARBOARD VALUE ACQUISITION CORP.
IN $3.4 -BILLION TRANSACTION

Investor Call Script

Slide 1. Cyxtera Investor Presentation (Operator)

Welcome to the Cyxtera Technologies, Inc. and Starboard Value Acquisition Corp. transaction conference call.

All participants will be in listen-only mode. Should you need assistance, please signal a Conference Specialist by pressing the star key followed by Zero.

Slide 2. Disclaimer (Operator)

The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Starboard Value Acquisition Corp. and may be accessed on the SEC’s website, including the exhibits thereto. In conjunction with today’s discussion, please see the investor presentation furnished as an exhibit in Starboard Value Acquisition Corp.’s Form 8-K to follow along and carefully review the disclaimers included therein. Please note that a Q&A session will not be conducted as part of today’s presentation. Also, statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those set forth in Starboard Value Acquisition Corp.’s Form 8-K filed today and the exhibits thereto.

Slide 3. Disclaimer (Operator)

For more information, please refer to the risks, uncertainties and other factors discussed in Starboard Value Acquisition Corp.’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks, uncertainties and other factors discussed in Starboard Value Acquisition Corp.’s SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

I would now like to turn the conference over to Manuel Medina, the Executive Chairman of Cyxtera Technologies and founder and managing partner of Medina Capital, one of Cyxtera’s founding investors.

Please go ahead, sir.

Slide 4. Introduction (Manuel Medina)

Thank you operator, and good morning, everyone. Thank you for joining us on this exciting day for Cyxtera and Starboard Value Acquisition Corp., as we discuss our merger.

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Our journey to this day began in 2017 when the team at Cyxtera identified a huge opportunity to create a global retail colocation platform that leveraged a portfolio of world-class data centers to deliver the innovative solutions that enterprises and government agencies need to meet their evolving IT infrastructure needs.

Nearly four years later, Cyxtera has grown to become the third-largest data center provider of retail colocation and interconnection services globally, with a differentiated offering, a strong market position, and an expansive ecosystem of customers and service providers.

Now, as we enter our next growth chapter, we’re thrilled to partner with Jeff Smith and the Starboard team. Through this transaction Cyxtera will gain access to new capital sources to fuel our growth, accelerate our product and technology innovation, enhance our ability to quickly meet customer needs, and further support our strategic go-to-market efforts.

We look forward to discussing all of these points this morning.

Slide 5. Introducing the Cyxtera and SVAC leadership team (Manuel Medina)

Before going into more details, I’d like to introduce the team that will lead Cyxtera forward.

With me today from Cyxtera is our CEO Nelson Fonseca. I’ve worked with Nelson for over 20 years. He has served as Cyxtera’s CEO for over a year now, and he previously worked with me as a partner at Medina Capital. Nelson also was a key part of the leadership team at, and helped build, Terremark, a global IT infrastructure leader that I founded and was later sold to Verizon in 2011.

Also joining us is Jeff Smith, the Chair of SVAC and the CEO of Starboard Value. Jeff will be joining our board as an independent director, as will SVAC industry advisor Greg Waters, who will become lead independent director.

Last but not least we have Fahim Ahmed, partner at BC Partners. BC Partners is a founding investor of Cyxtera. Fahim and Raymond Svider, Partner and Chairman of BC Partners, have been tremendous supporters over the past four years. We are very excited that they will remain investors in the company going forward, alongside Medina Capital, and that both will continue serving on the Board.

On the call today, Nelson and I will walk you through the tremendous opportunity ahead for Cyxtera. Before diving into the next phase of growth for our company, let me turn the call over to Jeff Smith to share his thoughts on the transaction and why Cyxtera was the right investment for SVAC.

Slide 6. Starboard Value Acquisition Corp. overview (Jeff Smith)

Thank you, Manny. This is an amazing day for all of us. We're extremely excited about the opportunity and thrilled to partner with you and the Cyxtera team.

I’ll start by talking a bit about Starboard and what we were looking for when we launched SVAC. Starboard has been in business for nearly 20 years and we manage approximately $6.5 billion in assets. At Starboard, we focus on partnering with great teams and great leaders. We believe that leadership truly matters, especially when it comes to transforming businesses. And that's exactly what we're getting here in our partnership with Manny, Nelson, and the rest of the Cyxtera team.

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When we set out to raise capital for SVAC, our goal was to find a business with an opportunity for transformation – an opportunity to significantly grow revenue and profitability. This is consistent with what we have done for almost 20 years at Starboard in the public markets. At Starboard, we look for companies with significant opportunity for improvement. Then we partner with great leaders to drive long-term value creation. Specifically with SVAC, we also were hopeful to potentially find a corporate carve-out, as carve-outs can often prosper when liberated from their prior parent.

Slide 7. Cyxtera investment aligns with SVAC’s mission and focus (Jeff Smith)

We found all of this and more with Cyxtera. Not only was Cyxtera a carve out, we're actually investing in Cyxtera a few years after the carve-out, after all the heavy lifting and the hard work has been done by this terrific management team.

Cyxtera operates in an industry with powerful secular tailwinds, providing mission-critical digital infrastructure for its enterprise customers. Cyxtera is already well-positioned in a growth market, with a blue-chip customer base and an experienced management team. It's now at an inflection point and poised to succeed as a public company following this transaction.

We believe that our capital, public market expertise, and public company governance experience, combined with a fantastic management team and a great partner in BC Partners, are going to create a catalyst for long-term value creation – helping Cyxtera drive higher revenue growth and expanding profitability as a public company.

As Manny said, following the closing of this transaction, I will be joining the Board as an independent director, and I am also excited that Greg Waters, an Industry Advisor for SVAC, will also be joining the Board as Lead Independent Director. Greg is a fantastic technology executive – we’ve worked with him many times in the past, including at Integrated Device Technology, where he was the CEO and led an incredible transformation, creating a tremendous amount of value for shareholders.

I’m also thrilled to be partnering with our friends Raymond and Fahim of BC Partners, who will also be continuing as board members of Cyxtera.

Slide 8. Transaction summary and timing (Jeff Smith)

Next, I’ll talk briefly about the structure of the transaction. SVAC has about $404 million of cash in trust and we raised an additional $250 million in a PIPE transaction. The proceeds will be used to retire debt and provide capital for growth.

From day one, when we launched SVAC, we were clear that this wasn't just a vehicle. This was an investment opportunity for Starboard. We did our due diligence as you would expect from an owner, because we want this to be a material investment for Starboard going forward. So, in addition to our existing ownership in SVAC, we are investing $60 million dollars through the PIPE transaction and have committed to a $100 million Forward Purchase Agreement to backstop potential redemptions from shareholders, even though we currently do not expect many redemptions. We are very excited to be a part of this transaction and to increase our investment.

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As it relates to governance, we're excited to bring our expertise in public company governance to Cyxtera. As we’ve discussed, Manny will be the Chair, with Greg as Lead Independent Director, while Raymond, Fahim and I will also join the Board. We are equally excited to add three additional independent directors to the team and to have a diversity of viewpoints and skillsets.

With regard to structure, we've designed SVAC to enhance the de-SPAC execution. The sponsor and Cyxtera shareholders will have the same lock up that the S-1 describes. In addition, we have a warrant structure that incentivizes investors to remain shareholders through the deal. Shareholders who remain post the business combination receive an additional one-sixth of a warrant. Any shareholder that redeems in connection with the business combination will not receive an additional one-sixth of a warrant. Such warrants will instead be further issued to shareholders that do not redeem as well as the forward purchasers. We believe this incentive nicely creates a further alignment of interests.

To wrap up my remarks …

We had the opportunity at SVAC to look at hundreds of potential target companies, and it quickly became clear to us that Cyxtera was the most exciting opportunity for SVAC and the one where we at Starboard wanted to have our capital invested. As I said earlier, we firmly believe that leadership matters. We are excited that we are partnering with an excellent experienced team that has a great plan to create substantial value. Likewise, we're honored and humbled that the Cyxtera team and BC Partners chose to work with SVAC. We look forward to a very successful partnership, an exciting future for the shareholders of Cyxtera.

Now, I’ll hand the call over to Fahim to share BC Partners’ thoughts on the transaction.

Slide 9. BC Partners: Cyxtera’s existing sponsor (Fahim Ahmed)

Thank you, Jeff. We certainly share your great enthusiasm about Cyxtera and its enhanced potential through the merger with SVAC. Our focus has always been investing in market-leading companies like Cyxtera, particularly those that lead in secular growth markets and which operate multiple growth levers. These traits, along with a strong and highly experienced management team, are why we chose to retain 100% of our shares in Cyxtera in this transaction. We believe that there’s even more growth potential in the company going forward, which is well-positioned in, and effectively harnessing the tailwinds of, the digital infrastructure and global data center industry.

I’ll now turn it back over to Manny and Nelson to explain how we’re going to grow Cyxtera together.

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Slide 10. The Cyxtera Story (Manuel Medina)

Thanks, Fahim. And thank you for your and Raymond’s ongoing support since we founded Cyxtera. I share your excitement about this terrific opportunity, and also want to thank Jeff and Greg and the entire Starboard team for their support as well.

Slide 11. Cyxtera at-a-glance (Manuel Medina)

Now let me walk through an overview of Cyxtera.

First, we will be the third-largest publicly held global provider of retail colocation and interconnection services when the merger is completed. We’re notably larger than most of our public peers.

We’re international in scope, with 61 data centers across North America, Europe, and Asia, including facilities in the top ten global markets.

We serve a base of more than 2,300 blue-chip customers, with many of the world’s leading enterprises and service providers across all the major industry verticals among them.

Importantly, Cyxtera is a retail-focused, colocation provider. We strongly believe that retail colocation is the sweet spot in the data center industry because it is best positioned to capture growth from existing and future demand drivers like the cloud, hybrid IT, artificial intelligence, machine learning and 5G, all of which are experiencing significantly high levels of growth.

Further, we believe interconnection is a foundational element to any successful retail data center platform. This is another area where we’re very well-positioned. In fact, we're top three in the world in interconnection as a percentage of revenue.

Another key differentiator for Cyxtera is our innovation. Innovation is at the very heart of our culture. The innovation we’ve developed is highlighted by our CXD platform, which builds on that interconnection strength that I spoke of, and it facilitates rapid virtual connections between our enterprise and service provider customers.

Our innovation is also apparent through our bare metal offering, which leverages the software in the digital exchange to deliver on-demand infrastructure so customers can consume the data centers in a cloud-like fashion.

Slide 12. Our transition into a digital infrastructure leader (Manuel Medina)

Today, Cyxtera is at a momentous inflection point, poised for substantial growth, both in terms of revenue and profitability. To help you understand that, I’d like to provide some background on where we’ve come from and where we’re going.

I have been in the data center business for more than 30 years. Terremark, a company that I founded, started in the data center business in the late 90s, about the same time that Equinix, the current market leader was born. Both companies grew. Equinix stayed independent, while Verizon acquired Terremark in 2011.

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It's an industry we know well, which is why our conviction is so strong. When the opportunity arose to acquire CenturyLink’s retail data center assets, we jumped on it. We and BC Partners saw the opportunity to build a brand-new company that would create a very significant amount of value.

Right after the acquisition in 2017, we immediately began the process of standing up brand new systems from the ground up – including CRM, ERP, and others. These systems were selected with growth in mind and implemented in a way to support a significantly larger company. We made the necessary investments in our facilities to ensure that they remain competitive with the other market leaders.

We also stood up a new salesforce focused on selling the value of our colocation and interconnection services, not network sales, and our account teams took over all customer relationships. In the process, we created the new Cyxtera brand.

As a result of transforming the company into what it is today, we have created the next generation of digital infrastructure, adding a variety of new connectivity options, adding capacity in key markets, and investing in on-demand offerings.

As I said, we believe interconnection is the key to a retail colocation platform. Through interconnection we’re able to create marketplaces of service providers selling to enterprises. This results in a very sticky environment where customers find it difficult to leave.

Despite being relatively new, Cyxtera is already a strong, well-known player in the industry. And one of the most exciting aspects of the transaction is to transition Cyxtera to being a public company, which we believe will strengthen and accelerate the Cyxtera brand throughout the world.

Looking ahead, we’re very bullish about the opportunity to leverage our world-class assets and scale to grow long-term. The attractive capacity that we've recently built in markets that are in high demand bodes very well for accelerating Cyxtera’s growth.

To date, our growth plan has been focused on our existing footprint and expansion within this footprint. The current plan does not include expansion into new international markets, even though we have considerable experience in global markets. However, longer term, we do expect this to be a significant growth driver as well.

Our current plan does not include M&A activity to drive growth, although we believe our industry is ripe for more consolidation. This too is an area where we have a lot of experience, having successfully executed multiple transactions at our previous company.

To wrap up this slide, we are very excited to have this brand-new digital infrastructure company, Cyxtera, at the stage it’s in right now.

I’d now like to pass the call to our CEO Nelson Fonseca, to provide more detailed background on the company.

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Slide 13. Cyxtera is a leading global data center platform (Nelson Fonseca)

Thank you, Manny.

To help set some context, let's compare Cyxtera’s global data center platform with those of other publicly traded companies. Scale is an extremely important factor in our business, and as you can see, we are well positioned from both a geographic diversity and an ecosystem perspective.

We're well positioned in North America, Europe and APAC, which is not the case for all of our peers. When you look at the number of markets where we have a presence, we rank in the top three.

If we look at how Cyxtera is positioned from an ecosystem perspective, we also rank in the top three, not only in terms of number of customers, but also the number of cross connects. Cross connects are an indicator of the strength of an ecosystem and when you couple that with Cyxtera’s 2,300 customers and our global reach, it’s evident how strongly positioned we are already in the industry. The quadrant on the next slide illustrates this.

Slide 14. Recognized as a Major Player in the Colocation and Interconnection Services Market (Nelson Fonseca)

We are already in a privileged position among our peers, and that view is supported by top industry analysts. If you look at the chart on the left, which was prepared by IDC, you see Cyxtera in the green circle in the major player section.

When you look above us, you see three providers, Equinix, which right now is the leader in the retail colocation industry. Digital Realty, which is primarily a wholesale provider, recently strengthened their retail capabilities through the acquisition of Interxion’s strong European platform – validating the importance of retail colocation. The third one is NTT, which has a significant international presence, but limited North American footprint.

The takeaway from this chart is that Cyxtera is the provider who is best positioned to challenge Equinix’s leadership in the global retail colocation market. Given our position and the transaction we’re announcing today, it becomes pretty clear why we are so excited about creating a significant amount of value for shareholders.

Slide 15. Colocation / interconnect business model is the sweet spot (Nelson Fonseca)

Now I would like to take a moment to walk through the differences between wholesale data center providers, retail colocation providers and managed service providers.

If you look at left-hand side of this chart, you see the wholesale/hyperscale column. Under the wholesale data center model, providers lease an entire data center to a single tenant. Differentiation in this model is about how efficiently you can build the data center, which means there is very little interconnection or software innovation involved. This is not our focus at Cyxtera.

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Moving to the right-hand side of the chart, you see the managed services column. These companies provide comprehensive IT solutions, including hardware, software and labor. Although this is a sector that we understand well, we do not provide managed services to our customers. Instead, we see managed services providers as one of our many types of partners because they need the digital infrastructure that we provide to deliver IT solutions to their customers.

At Cyxtera, we are focused on the retail colocation opportunity, the column in the center of the slide. We believe retail colocation is the sweet spot in the industry and is best positioned for accelerated growth. Retail colocation data centers operate as marketplaces, serving multiple enterprise and service provider customers per facility. These customers leverage interconnection solutions to connect with one another, creating a true ecosystem where companies can easily connect to their business partners.

Slide 16. Broad geographic coverage including all top 10 markets (Nelson Fonseca)

Our broad geographic coverage also positions us well for future growth. As you can see on the map, we are currently located in every major Tier 1 North American market. More importantly, we are located in the top 10 global markets, with significant presence in fast-growing international markets like London, Amsterdam, Frankfurt and Singapore.

We have a total of 61 data centers in 29 markets, with multiple data centers in key Tier 1 markets, like Chicago and London. This allows us to provide customers with multiple deployment options, including support for business continuity and disaster recovery requirements.

We also have balanced capacity across our global platform, which allows us to meet the expanding requirements of our strong customer base.

Slide 17. Leading interconnection platform (Nelson Fonseca)

At the time of the carve-out, CenturyLink had deployed a full network offering at each data center. Although this is a significant benefit to our customers, CenturyLink was focused on their own network products and not on recruiting competitive network providers. This holds true for all carrier-operated data centers.

Since the carveout, we have focused on increasing our network density and emphasizing our carrier neutrality. As a result, we have recruited over 130 new network providers, which adds significant value to our interconnection services portfolio.

In markets where we have multiple facilities, we launched our Metro Connect product. This allows our customers in a multi datacenter market to use any carrier in that market, regardless of where that data center carrier resides, yielding an average of 17 network service providers per data center.

We have also established relationships with cloud on-ramp providers, establishing low latency connectivity to major public cloud zones from virtually all of our data centers. These actions are accelerating the growth rate of our high-margin interconnection services, as you can see in the chart at the bottom right of the page.

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Slide 18. Differentiated CXD & Enterprise Bare Metal offerings (Nelson Fonseca)

Our market differentiation also lies in Cyxtera’s CXD network fabric and enterprise bare metal offerings.

We previously noted that innovation is an integral part of our corporate culture. Among our primary goals is to invest in and build new technology that differentiates us from our competition.

To that end, our focus has been on three areas:

•	to make our data centers easier to consume

•	to make it seamless for our customers to connect to each other, and

•	to support our customers automation initiatives.

CXD is the foundational platform that supports our ecosystem strategy, facilitating the exchange of services between our enterprise and service provider customers. The platform is a software-defined interconnection solution that we developed in-house. It's highly scalable, multi-tenant and highly secure. Moreover, it integrates directly into our existing customer colocation environments so customers can leverage their current network and security infrastructure investments.

CXD also allows our customers to dynamically create secure networks in real-time and directly connect to their service providers of choice with the click of a button. We call these East-West connections because they don't require access to external network providers, or what you would call North-South connections. East-West connections strengthen our ecosystem and enhance the overall customer value proposition. Enterprises establish direct connections to their service providers, making them less likely to churn, and service providers now have revenue dependent on our data center customers, thereby expanding their footprint across our global platform to meet customer demand.

Now that the capabilities of CXD are in place, we can leverage the platform to bring new products to market. And that's what we did with Enterprise Bare Metal.

Our Enterprise Bare Metal offering leverages the CXD platform to provide compute and all the benefits of colocation, including security and compliance, and does so at the speed of cloud.

This helps our customers get to market faster, and it's especially important for service provider customers, whose growth is dependent on quickly expanding their infrastructure as needed.

As you can see from the charts on this slide, both products have significant traction, and that growth is coming from a healthy mix of existing customers and new logos, both from enterprises and service providers.

These capabilities are now available in 10 markets and in 31 data centers and will be present in two more markets this year.

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Slide 19. Expansive network of strategic partners (Nelson Fonseca)

Also important, our CXD and Enterprise Bare Metal products offer a strong value proposition to existing and prospective partners.

Lumen, formerly CenturyLink, is one of these strategic partners. First, they are a minority investor in Cyxtera. Last year we signed a multi-year renewal with Lumen, one with market-based pricing and standard commercial contract terms. With the renewal behind us, the current focus of the relationship is now on the joint growth of enterprise and federal customers.

Another strategic partner is Nvidia. The rise of artificial intelligence, and the computational power and fast connectivity needed to support AI workloads, is a growing part of our business. Our partnership with Nvidia allows us to not only support their internal needs out of our data centers, but to jointly support the requirements of their customers.

Nvidia CEO Jensen Huang is a real visionary in this sector. He describes the data center as the next computing unit that’s taking the place of the server because of the complexity of AI workloads. With that in mind, we have high hopes for the Nvidia relationship and the AI market overall.

These two relationships are very strategic for us. But make no mistake, our goal is to make it seamless for all service providers to easily consume our infrastructure and to firmly establish Cyxtera as the provider of choice for them to grow their respective businesses.

Slide 20. Why customers choose Cyxtera (Nelson Fonseca)

We've talked a lot about our differentiation and our capabilities thus far. So why do customers choose Cyxtera? Because we can support their requirements through a unique blend of capabilities.

We have a global footprint, and customers need multiple data centers across tier-one markets. Scale and geographic diversity really matter, and our international footprint is a real differentiator.

Also, customers don’t just want real estate. They want complete solutions, which Cyxtera provides.

They want high-quality, deeply connected data centers facilitating access to other ecosystem providers. They want that marketplace they get in a Cyxtera data center.

Operational flexibility and onsite support are critical. At Cyxtera, our data center staff becomes almost an extension of their company.

Customers also want validation from third parties, like IDC and others, and our leadership experience in this industry is therefore also important.

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And then lastly, they want a provider that can future proof their solution. Migrating out of data centers is very difficult. Customers are looking for offerings that evolve as their business requirements do, and that’s what Cyxtera’s innovative platform provides.

Slide 21. Investment Highlights (Nelson Fonseca)

Now let’s transition to the Investment Highlights section of the presentation.

Slide 22. Cyxtera is a highly compelling investment opportunity (Nelson Fonseca)

This slide summarizes the key attributes of the compelling investment opportunity in Cyxtera. We address each of these in further detail in the subsequent slides.

Slide 23. Attractive secular tailwinds are fueling continued growth (Nelson Fonseca)

As you can see, our industry benefits from very strong secular tailwinds.

IT outsourcing, global data usage and cloud growth are fueling these tailwinds.

In addition, Hybrid cloud spend is growing at an accelerated rate. This is a result of global enterprises deploying hybrid environments that are dispersed among various services providers, and public and private clouds. Retail colocation platforms like Cyxtera are best positioned to take advantage of this Hybrid growth.

In addition, the advent of IoT and 5G will drive additional demand, as new applications are developed to support sectors such as electric vehicles and robotics.

Slide 24. Differentiated digital infrastructure offering (Nelson Fonseca)

We've previously discussed the components of Cyxtera’s differentiated digital infrastructure offering, including our global reach, the power of our software-defined interconnection services, our proprietary enterprise bare metal, and our AI capabilities.

On this slide I’d like to focus on our opportunity in the federal government space, which is being driven by our FedRamp offering.

FedRamp is a federal government certification needed to properly secure infrastructure and cloud services. Earlier this year we achieved FedRamp high designation through the use of our CXD and Bare Metal platforms. FedRamp certification is very difficult to achieve and it gives us a significant advantage while pursuing federal business.

I believe our FedRamp offering has the potential for accelerated growth in the federal market. And because FedRamp certification is more strict than many commercial certifications it helps us win commercial customers as well.

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Slide 25. Blue chip customer base (Nelson Fonseca)

Another one of Cyxtera’s key underlying strengths is our blue-chip customer base.

In terms of revenue, 91 percent of our customers are large enterprises, with the remaining being small and medium businesses.

With regard to customer concentration, we are well-diversified across a broad spectrum of customers. Our top 20 customers account for less than 50% of revenue, with an average customer tenure of 13.4 years.

More importantly we haven’t experienced a negative impact from COVID since a vast majority of our customers are in sectors that have seen limited impact from the current economic recession.

Slide 26. Dynamic partner ecosystems with powerful network effects (Nelson Fonseca)

We have previously discussed the importance of our ecosystem in driving value for our customers. This slide highlights the breadth of the customer ecosystem through the interaction of our enterprise and service provider customers via our digital infrastructure platform.

Enterprise customers representing every major industry vertical are consuming our data center infrastructure services directly, but also consuming the capabilities of the service providers located within our platform.

From the service provider’s point of view, we target companies that offer a wide range of technology capabilities that leverage our facilities to deliver their services globally and to support enterprise customers within our footprint.

The end result is that enterprise and service providers are creating those East-West connections that we spoke about earlier, which create a strong global ecosystem that's very difficult to replicate.

Slide 27. Highly attractive business model (Nelson Fonseca)

Cyxtera’s business model is highly attractive for four key reasons:

First, we have a highly predictable top line, with 90% recurring revenue and long term customer relationships that result in very low churn.

We have robust operating leverage since 70% of our cost structure is fixed. As a result, higher capacity utilization drives very strong EBITDA flow through and margin expansion.

More than 70% of our CapEx is success-based, focused on the installation of customers and the expansion and enhancements of our facilities. Maintenance CAPEX is approximately 3 of revenues.

Lastly, we have very significant upside potential. We have the ability to organically grow EBITDA above the industry average within our existing footprint and can augment that growth by entering new markets and pursuing inorganic opportunities.

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Slide 28. Substantial growth opportunities (Nelson Fonseca)

Now let’s discuss the organic growth plan in more detail.

Our first key driver is increasing the utilization of our existing capacity from 67% to 80%. This drives significant revenue growth, and most importantly, EBITDA expansion due to the high operating leverage and flow through in our business model.

The second organic growth driver is expanding within our existing footprint. We have the ability to expand in our London, Singapore, Chicago, and Silicon Valley markets in a capital efficient manner.

The cross-sell of our product portfolio is the third driver of our organic growth plan. Interconnection and Bare Metal services are high margin, enhance our ecosystem and lower churn.

Let’s go to the next slide to discuss our inorganic growth opportunities.

Slide 29. Opportunity to accelerate growth with inorganic strategy (Nelson Fonseca)

As we’ve alluded to, the data center industry is fragmented and ripe for further consolidation, as customers are looking for key global partners.

Cyxtera is well-positioned to be a successful consolidator because of the global scale of our platform, the software systems we implemented post carve out, and the acquisition and integration experience of our team.

As a consolidator, our focus would be new geographic markets in Europe, Asia and Latin America, selectively acquiring individual facilities or larger platforms that would enhance our customer and service provider ecosystem. We would also look to opportunistically enhance our assets ownership over time.

Slide 30. Significant EBITDA growth potential through growing utilization (Nelson Fonseca)

We previously discussed the compelling opportunity to drive utilization from 67% towards industry norms. Let’s take a closer look at the impact of this increase.

On the left is current utilization. Moving to the right under higher utilization scenarios, you can see the incremental EBITDA we would generate, both in dollar and percentage terms. As you can see, EBITDA can expand significantly – by 26, 54 and 77, respectively.

We view improving utilization as a very tangible and significant lever to create value.

Slide 31. Accelerating growth in recent quarters (Nelson Fonseca)

Now let’s look at recent performance, focusing on bookings and churn, which are two important measures for our business.

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First, I’d like remind you that our business became fully independent of CenturyLink in the latter part of 2019.

In 2020, we restructured the sales force regionally to drive utilization across the entire platform and incentivized the sales team on churn management. As a result of these changes, we grew bookings 39% year-over-year with four consecutive quarters of bookings growth and with annual bookings increasing to over $80 million, from $59 million.

At the same time, our churn has stabilized at an industry-leading level of 0.8%.

Also note that we launched the revised channel program in the second half of 2020 and expect that to drive future bookings growth.

The combination of accelerated bookings and lower churn is what drives increased utilization across the platform.

Slide 32. Attractive financial profile with meaningful upside (Nelson Fonseca)

As you can see here, our organic plan delivers long-term core revenue growth of about 7 percent between 2021 and 2025.

Due to our operating leverage, that translates into an adjusted EBITDA growth rate of approximately 12 percent.

With that, I’ll turn it back over to Manny, who has a few brief closing comments.

Slide 33. Cyxtera (Manuel Medina / Operator)

[Manuel Medina]

Thank you, Nelson. And thank you again everyone for joining our call today.

As a final comment, I would like to say once again that we’re incredibly excited about our merger with SVAC. The partnership with SVAC is both a validation of the incredible value potential in Cyxtera and a fantastic opportunity to accelerate that value creation as a public company, with the benefit of the Starboard and SVAC teams’ networks, expertise and reputation in the public markets.

We appreciate your interest and support, and look forward to continuing our dialog with you and providing updates on our progress in the future.

Thank you and have a great day.

[Operator]

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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